Mail Stop 3561

March 23, 2007

David B. Parker
President
DesignerSportsApparel, Inc.
207 N. Center Street, Unit A
Arlington, Texas 76011

> **Re: DesignerSportsApparel, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 23, 2007**
> **File No. 333-139343**

Dear Mr. Parker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Summary, page 5

1. We note your response to comment 5 in our letter of January 12, 2007. It is unclear why the third paragraph states that there is substantial doubt that you will be able to continue as a going concern beyond February 28, 2007, rather than August 31, 2006. Please advise or revise.

Plan of Operations, page 29

2. In your discussion under "Plan of Operations for Marketing" and "Liquidity and Capital Resources" you mention that your "principals" will continue to infuse capital into the company by providing short-term demand loans. Please revise to clarify what you mean when you refer to "principals," if you are not referring to your sole executive officer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ronald Serota, Esq.
        Fax: (702) 446-6071